James F. Fulton, Jr. (650) 843-5103 fultonjf@cooley.com	VIA EDGAR

December 28, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Craig Wilson, Senior Assistant Chief Accountant Mr. Jaime John, Staff Accountant Ryan Houseal, Staff Attorney Maryse Mills-Apenteg, Special Counsel

Re:
Web.com Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 5, 2010
Form 10-Q for the Quarterly Period Ended September 30, 2010
Filed November 5, 2010
Form 8-K Filed October 15, 2010
Form 8-K Filed November 10, 2010
File No. 000-51595

Ladies and Gentlemen:

On behalf of Web.com Group, Inc. (the “Company”), this letter is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated December 23, 2010, with respect to the above-referenced Company’s filings (the “Comment Letter”).

Please be advised that the Company expects that it will provide its response to the Staff’s Comment Letter on or before January 20, 2011, and will further advise the Staff if it becomes unable to do so.

Please do not hesitate to contact me at (650) 843-5103 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ James F. Fulton, Jr.

James F. Fulton, Jr.